

VOZROZHDENIE BANK

File № 82-4257

RECEIVED
2010 OCT -1 P 1:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

10.08.10
1108/17716

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



10016394

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

dlw 10/5

Liquidation of Bank Vozrozhdenie dependent_subsidiary company

July 20, 2010

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Full name of subsidiary or dependent company:

Non-State Pension Fund "Garmonia"

2.2. The share the credit organization - issuer in the authorized capital of the subsidiary and/or dependent company, and in case when the subsidiary or dependent company is a joint-stock company, also the share of ordinary stocks of the subsidiary or dependent company belonging to the credit organization – issuer: 100%

2.3. Grounds for liquidation of subsidiary or dependent company:

According to the Federal law "On state registration of legal entities and individual entrepreneurs" a record about termination of legal entity's activity due to its joining with another organization was made in the United State Register in accordance with the decision made by the Russian Ministry of Justice (its local body).

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. July 20, 2010	Stamp	